BUSINESS REVIEW -- FINANCIAL STATEMENTS

YEAR community first

FROM

BANK OF GRANITE CORPORATION
ANNUAL REPORT 2002

PAGES 24

DATE *community first*

TITLE

TRUST

TOPIC

IN OUR SERVICE. IN OUR PRODUCTS. IN TRIED AND TRUE VALUES.

Trust. For nearly a hundred years, it has been at the heart of what has made Bank of Granite one of the country's most profitable community banks. In 2002, trust and all that it entails became even more crucial as Americans watched Wall Street's very public troubles further infect the economy. Like much of the country, our market area saw record layoffs and plant closings. And, as they do in times like these, people sought out what they know works, what they can trust. The relationships and service offered by a community bank have more appeal now than ever before.

For the 49th consecutive year Bank of Granite paid increased dividends to its shareholders — believed to be a record for any publicly traded bank in the country. 2002 marked a renewal in our commitment to customer-first service. We introduced new products, expanded our online services, and continued to hold the line on operating expenses. Together, the Bank of Granite team and our community is weathering the storm of a weak economy with dedication and hard work, still believing and investing in the power of a future built on old-fashioned, tried and true values.

Throughout this report are interviews and memoranda — small windows to the relationships we value and nurture. We listen carefully to what community leaders and customers have to say and we hope you, our investors and friends, will appreciate these local insights.

TITLE *The year in review*

FINANCIAL HIGHLIGHTS

	2002	2001	% change
Earnings			
Interest income	$ 45,710,526	$ 52,284,219	-12.6%
Interest expense	10,802,422	19,443,569	-44.4%
Net interest income	34,908,104	32,840,650	6.3%
Provision for loan losses	3,492,382	4,216,772	-17.2%
Other income	11,397,705	10,140,060	12.4%
Other expense	20,316,234	18,342,279	10.8%
Income before income taxes	22,497,193	20,421,659	10.2%
Income taxes	7,394,893	6,613,104	11.8%
Net income	$ 15,102,300	$ 13,808,555	9.4%
Per share			
Net income			
- Basic*	$ 1.11	$ 0.99	12.1%
- Diluted*	1.11	0.99	12.1%
Cash dividends*	0.41	0.37	10.8%
Book value*	9.56	9.09	5.2%
Average shares outstanding			
- Basic*	13,547,299	13,897,764	-2.5%
- Diluted*	13,552,569	13,900,127	-2.5%
At year-end			
Assets	$ 742,014,674	$ 715,389,907	3.7%
Deposits	547,249,315	522,782,719	4.7%
Loans (gross)	565,374,099	510,410,948	10.8%
Allowance for loan losses	8,834,611	6,426,477	37.5%
Shareholders' equity	127,442,842	124,781,316	2.1%
Ratios			
Return on average assets	2.13%	2.00%	
Return on average equity	11.98%	11.29%	
Average capital to average assets	17.80%	17.70%	
Efficiency ratio	42.29%	40.96%	

* Amounts for periods prior to May 31, 2002 have been restated to reflect the 5-for-4 stock split paid May 31, 2002.

MARKET AND DIVIDEND SUMMARY

2002	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Price Range				
High*	$ 18.88	$ 21.59	$ 20.00	$ 19.14
Low*	15.56	16.80	17.00	17.08
Close*	18.40	19.69	18.00	17.50
Dividend*	0.10	0.10	0.11	0.11

2001	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Price Range				
High*	$ 18.45	$ 18.49	$ 19.12	$ 18.40
Low*	15.30	15.09	15.47	15.38
Close*	16.95	18.40	17.77	15.82
Dividend*	0.09	0.09	0.10	0.10

* Amounts for periods prior to May 31, 2002 have been restated to reflect the 5-for-4 stock split paid May 31, 2002.

BANK OF GRANITE CORPORATION -- ANNUAL REPORT 2002

BUSINESS REVIEW

DATE *community first*

TITLE

OUR MISSION

TOPIC

SERVICE AS SOLID AS OUR NAME

Founded in 1906, Bank of Granite Corporation is committed to building solid banking relationships, providing excellent customer service and achieving above average returns for our shareholders.

We are an independent community bank serving the Catawba Valley and the Blue Ridge foothills in northwestern North Carolina. Along with our reputation for service, we are known as one of the safest, soundest and most profitable banks in the nation.

For 96 years, Bank of Granite has been a proud corporate citizen of the Catawba Valley area, providing our customers with service as solid as our name.

TOPIC 49 CONSECUTIVE YEARS OF INCREASED CASH DIVIDENDS


$0.40
0.30
0.20
0.10
57
62
67
72
77
82
87
92
97
02
CASH DIVIDENDS PER SHARE
in dollars

Stock splits or stock dividends in these years: 1956, 1959, 1962, 1964, 1966, 1968, 1971, 1974, 1977, 1982, 1983, 1984, 1985, 1987, 1989, 1992, 1994, 1996, 1998, 2002.

DATE *community first*

TITLE

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS

PAGES 2

To Our Shareholders, Customers and Friends:

Although 2002 was filled with much uncertainty including a sluggish economic environment, concerns regarding high-profile corporate scandals, and worries about Iraq and North Korea, it turned out to be a solid year of accomplishment for Bank of Granite Corporation. The year was filled with challenges and our entire Bank of Granite family worked diligently with a clear focus on customer service and on providing increased long-term value for our shareholders.

We are expecting 2003 to be another challenging year, with even more uncertainty, and we are gearing up for greater effort than ever. We are encouraged by the fact that our fourth quarter was the best one of the year 2002 and are hopeful this is an indication of a healthier economy, greater loan and deposit growth and increased profits as the year progresses.

Here are a few highlights of 2002, which should be of interest to you:

- Net income of $15.1 million was the second best year in our 96-year history.
- GLL & Associates, our mortgage-banking subsidiary, posted record earnings of $1.2 million, a 37% increase over 2001.
- In May we paid a 25% stock dividend and 2002 marked the 49th consecutive year of increased cash dividends.
- Our return on average assets of 2.13% marked the 17th consecutive year this ratio has been 2% or higher.
- Our efficiency ratio of 42.29% was one of the best in North Carolina and the United States.
- At the end of 2002, we had repurchased 1,087,312 shares of our common stock at an average cost of $17.15 per share. Our stock (Nasdaq:GRAN) was up 10.6% for the year.

Since our stock began to trade publicly in 1984, it has appreciated 1536% in value, compared with 642% for the Dow-Jones Industrials, 484% for the S&P 500 and 466% for the Nasdaq Composite. Please review the financial highlights and the remainder of this report.



President Charles M. Snipes

Near the end of the year we announced our first ever bank merger, the acquisition of First Commerce Bank, a $172 million institution in Charlotte. We expect the merger to be completed during the second quarter of 2003, following approvals by the regulators and First Commerce shareholders. We are excited about this entrance into Mecklenburg County, the largest county in North Carolina. The economy there is much stronger currently than in our present market area. Also under construction is our Conover office—our sixth full service office in Catawba County.

During 2003 we will continue to promote our online banking, our new Granite Advantage and Business Elite accounts and to emphasize training and customer service as never before.

Sadly, we remember Joan Rogers who was such an inspiration to all of us. Joan, a member of our Lenoir Board, passed away in December.

To our loyal customers, to our employees whose hard work and dedication inspire us everyday, and to our Directors who help guide our course during this new environment of sound corporate goverance, we extend profound and sincere gratitude. We are excited about the future and we look forward to the continued support and friendship of our shareholders.

February 10, 2003

John A. Forlines, Jr.
Chairman & Chief Executive Officer

Charles M. Snipes
President



Chairman John A. Forlines, Jr.

TOPIC **BANK OF GRANITE CORPORATION VERSUS THE MARKETS**


2000%
1500%
1000%
500%
84
86
88
90
92
94
96
98
00
02

BANK OF GRANITE CORPORATION □ DOW JONES INDUSTRIAL □ S&P500 □ NASDAQ COMPOSITE □

in percent

REINVENTING THE UNIFOUR.

With manufacturers moving off-shore and fiber optics in a slump, Scott Millar, president of Catawba County Economic Development Corp., knows the Unifour is at an economic and industrial crossroads. But Millar believes we can reinvent ourselves. "Hey, we've done it before," he says. "When you look back to the the late 1800s, there were two nationally recognized wagon-making centers. One of those centers was in the Catawba Valley. How many people think of us as wagon-makers now? We tend to forget things run in cycles," he says. "Obviously, this downturn is shaking the foundation, but every county in the Bank of Granite footprint is experiencing challenges and is determining its best course for remediation. The 10th and 11th Congressional Districts are participating in a comprehensive economic development strategy that is looking at the entire Unifour and extended area. Bank of Granite is a critical player. Businesses have to have the capital to invest in risk taking activities," says Millar, "and, a community bank, led by people who live here and care about the area, is often more willing to work with the underdog."



Scott Millar
President, Catawba County Economic Development Corp.

BANK OF GRANITE CORPORATION -- ANNUAL REPORT 2002

BUSINESS REVIEW

DATE *community first*

TITLE

OUR FIRST ACQUISITION

TOPIC

CONTINUING TO GROW AND EXPAND WE PROUDLY ANNOUNCE A NEW UNION

MEMO TO ALL OUR BANK OF GRANITE FAMILY

FROM: CHARLES SNIPES

RE: BANK OF GRANITE MERGER

WE HAVE ANNOUNCED OUR FIRST-EVER BANK MERGER. THIS NEW STRATEGIC PARTNERSHIP WITH FIRST COMMERCE CORPORATION OF CHARLOTTE WILL HELP US EXPAND OUR SERVICE AREA AND PROVIDE GROWTH OPPORTUNITIES FOR BOTH OUR CUSTOMERS AND SHAREHOLDERS. THE TOTAL ASSETS OF THE MERGED COMPANIES WILL EXCEED $900 MILLION, MAKING US THE 9TH LARGEST COMMERCIAL BANK HEADQUARTERED IN NORTH CAROLINA.

THE TRANSACTION, ONCE APPROVED BY REGULATORS AND FIRST COMMERCE'S SHAREHOLDERS, IS EXPECTED TO BE COMPLETED IN THE SECOND QUARTER OF 2003. THE CHARLOTTE AREA IS THE NUMBER ONE MSMA MARKET AREA IN THE STATE, AND ONCE THE MERGER IS COMPLETE, ALL OF THE FIRST COMMERCE BANKING OFFICES WILL BECOME BANK OF GRANITE OFFICES. WES STURGES, PRESIDENT AND CEO OF FIRST COMMERCE, WILL BECOME EXECUTIVE VICE PRESIDENT OF BANK OF GRANITE.

DATE *community first*

TITLE

CONTINUING ED.

TOPIC

TRAINING MAKES THE DIFFERENCE IN EACH OF OUR OFFICES, FOR ALL OF OUR CUSTOMERS

MEMO TO BANK OF GRANITE FAMILY

FROM: KIM HUTCHENS, DIRECTOR OF HUMAN RESOURCES

RE: BANKING SCHOOL

WE'RE SO PROUD OF OUR "STUDENTS" AND OUR RELATIONSHIP WITH THE NORTH CAROLINA SCHOOL OF BANKING. BECAUSE WE NEVER QUIT LEARNING, THREE OF OUR OFFICERS HEADED BACK TO THE CLASSROOM IN 2002 FOR A STINT AT THE N.C. SCHOOL OF BANKING AT THE UNIVERSITY OF NORTH CAROLINA AT CHAPEL HILL. KATHY WHITE, MANAGER OF THE HICKORY OFFICE, GRADUATED FROM THE THREE-YEAR PROGRAM IN 2002. JOHN WILLIAMS, INTERNAL AUDITOR, COMPLETED HIS SECOND YEAR, AND JEFF CLANTON, MANAGER OF THE LONG VIEW OFFICE, FINISHED UP HIS FIRST YEAR OF THIS MID-MANAGEMENT PROGRAM. AND, OUR OWN DAVID PAUL, VICE PRESIDENT, SERVED AS AN INSTRUCTOR FOR THE FIFTH CONSECUTIVE YEAR.

THE N.C. SCHOOL OF BANKING IS THE OLDEST STATE BANKING SCHOOL IN THE COUNTRY, PROVIDING INSTRUCTION IN SALES AND CUSTOMER SERVICE, ACCOUNTING, COMPLIANCE, ECONOMICS, MARKETING, AND DECISION-MAKING.

CONGRATULATIONS TO ALL OF YOU ON YOUR CONTINUING EDUCATION AND OUTSTANDING EFFORT!

SUPPLY AND DEMAND. HELPING THE WORKFORCE ADAPT.

As many in the Unifour have lost jobs, they have turned to a community institution to equip and prepare them for an uncertain future. That institution is their community college, and during this latest economic downturn, Unifour residents are returning to school in record numbers.

Dr. Kenneth A. Boham, president of Caldwell Community College and Technical Institute, believes his college's services are more important now than ever before. The community college works with specific industries as they reduce their workforce, providing counseling and advanced training for displaced workers, helping with resume writing, and providing resources for those hoping to go into business for themselves.

Boham does not see this upsurge in training needs as a short-term solution, but a long-term change. In the new global economy, he says, "it is becoming imperative that education be a continual process. . . It's a different world out there. Thanks to incredible community support, I believe we'll be there with whatever is needed."

Bank of Granite has long been a supporter of educational opportunities, Boham noted. Bank Chairman John A. Forlines, Jr. served as chairman of the board of trustees at CCC&TI for nearly 20 years and is a past chairman of the State Board of Community Colleges. The bank has also been generous with its other resources, supporting scholarships and projects to benefit education community-wide.



Dr. Ken Boham
President, CCC&TI

RETHINKING. REBUILDING. TAKE NOTHING FOR GRANTED.

It is no longer sufficient to be the best in the Unifour or the best in North Carolina or even the best in the Southeast. Today's economy requires manufacturers to be the best in the world. Dan St. Louis, director of the Hosiery Technology Center at Catawba Valley Community College, believes businesses in the Unifour can and will meet this challenge.

"Competition is fierce," says St. Louis, "and only the companies that take nothing for granted will survive. We have to give our customers a reason to buy from us. We in the Unifour need to identify all of our advantages and then find a way to make them work for us."

For nearly a century, small businesses in the Unifour have turned to Bank of Granite for support as they expanded and changed to meet whatever the challenge. The Bank will play a vital role in this rebuilding. "The Unifour has a vibrant entrepreneurial spirit," St. Louis says. "We have to be very innovative and look for new ways to do things. You can't close your mind to anything."



Dan St. Louis
Director, Hosiery Technology Center
Catawba Valley Community College

DATE *community first*

TITLE

GRANITE ADVANTAGE™

TOPIC

A PRODUCT MIX FOR EVERY BANKING NEED

MEMO TO OUR LOCAL BOARDS, BOARD OF DIRECTORS AND SPECIAL FRIENDS

FROM: DANNY DUGGAN, MARKETING RE: GRANITE ADVANTAGE

IN OUR QUEST TO FURTHER IMPROVE OPPORTUNITIES FOR OUR CUSTOMERS, BANK OF GRANITE HAS LAUNCHED GRANITE ADVANTAGE - A NEW CHECKING ACCOUNT THAT MAKES BANKING WITH US EVEN MORE ATTRACTIVE.

GRANITE ADVANTAGE IS ONE MORE ENHANCEMENT TO AN ALREADY LARGE ARRAY OF PRODUCT OFFERINGS, INCLUDING PERSONALIZED SAVINGS AND CHECKING ACCOUNTS, LOANS, INVESTMENT IRAS, BUSINESS SERVICES, AND MORTGAGE LOANS.

CUSTOMERS CAN LEARN MORE ABOUT OUR PRODUCTS AND SERVICES THROUGH OUR WEB SITE AT WWW.BANKOFGRANITE.COM. WITH A NEW USER-FRIENDLY AND EASY-TO-READ DESIGN, THE BANK OF GRANITE WEB SITE IS ONE COMPONENT OF A COMPREHENSIVE MARKETING PLAN THAT FOCUSES ON OUR COMMITMENT TO CUSTOMER SERVICE IN ALL FACETS OF BANKING.

TOPIC **SO MANY GRANITE ADVANTAGES**

Our emphasis on excellent customer service is only enhanced by the full array of products and services we now provide:

- A variety of personal and business checking accounts, including our new Granite Advantage and Granite Business Elite accounts;
- Full electronic services including online banking, bill pay and e-statements;
- We originated over $275,000,000 in home mortgages in 2002;
- Overdraft protection and personal reserve;
- 14 offices currently open, three Charlotte offices soon to come on board; convenient ATMs, and Conover office under construction;
- Financial services including IRAs, CDs and annuities.

SUPER SERVICE FOR SMALL BUSINESSES WITH BIG IDEAS

Jill Patton, President of Johnson Hosiery Mills, Inc., says her company had been with one of the big banks, but it was Bank of Granite that was "there when we needed them" back in the early 1990s and the relationship has grown from there. The package Bank of Granite put together for her, she said, could not and has not been matched by any other bank.

She describes the changeover to Bank of Granite as "seamless and effortless" and credits the Bank's staff with "taking us through step by step what needed to be done and what was the quickest way to do it."

Patton, who had been a personal customer long before her company joined with Bank of Granite, says it is the one-on-one service that has made the difference. "It was literally a phone call. I picked up the phone and the moment Charles Snipes said, 'We'll take care of it,' I knew things were going to be perfect."

"In this changing marketplace, a company needs to react quickly," Patton said. "I can call Bank of Granite and get an answer right away. If I walk in, someone takes care of what I need right then," she said. "I think it comes truly from the relationship."



Jill Patton
President, Johnson Hosiery Mills, Inc.

DATE *community first*

TITLE

CUSTOMER SERVICE

TOPIC

TOTAL QUALITY TAKES TOTAL COMMITMENT

MEMO TO THE BANK OF GRANITE TEAM

FROM: SHEILA TAYLOR, DIRECTOR OF TRAINING RE: CUSTOMER SERVICE TRAINING

JUST A NOTE TO THANK ALL OF YOU FOR YOUR RENEWED COMMITMENT TO DOING WHATEVER IT TAKES TO MAKE SURE BANK OF GRANITE CUSTOMERS RECEIVE THE BEST SERVICE POSSIBLE. OUR 2002 TRAINING SCHEDULE INCLUDED A LOT OF WORK, BUT YOU HAVE DONE IT AND DONE IT WELL.

IN TODAY'S CHANGING WORLD, TECHNOLOGY IS MOVING FORWARD DAILY, AND OUR ONGOING COMPUTER TRAINING IS PROOF THAT YOU ARE UP TO THE CHALLENGE AS WE COMBINE THE BEST IN BOTH TECHNOLOGICAL SERVICE AND FACE-TO-FACE INTERACTION WITH OUR CUSTOMERS.

PLEASE REMEMBER THAT IF YOU DISCOVER A NEW WAY TO DO A TASK, A WAY THAT WILL HELP US BETTER SERVE OUR CUSTOMERS, SHARE IT WITH US. THE SUCCESS OF OUR TOTAL QUALITY MANAGEMENT INITIATIVE DEPENDS ON OUR WORKING TOGETHER.

DATE *community first*

TITLE

COMMUNITY SERVICE

TOPIC

INVESTING OUR TIME AND TALENTS

MEMO TO OUR BANK OF GRANITE FAMILY

FROM: JOHN FORLINES

RE: COMMUNITY SERVICE

I RECENTLY RECEIVED A WARM LETTER FROM ONE OF OUR BUSINESS CUSTOMERS THANKING EACH OF YOU FOR WHAT YOU ARE DOING IN OUR COMMUNITY. GIVING BACK TO THE COMMUNITY HAS LONG BEEN A HALLMARK OF OUR BANK, AND I WANT TO TAKE THIS OPPORTUNITY TO CONGRATULATE YOU ON ALL YOUR EFFORTS TO MAKE OUR COMMUNITY A BETTER PLACE.

BANK OF GRANITE EMPLOYEES ARE INVOLVED IN PRACTICALLY EVERY AREA OF PUBLIC SERVICE IN OUR COMMUNITY FROM FUND-RAISING FOR HOSPICE AND MARCH OF DIMES, TO LEADING THE CHARGE FOR UNITED WAY, TO MENTORING YOUNG PEOPLE ONE-ON-ONE IN OUR SCHOOLS, TO VOLUNTEERING IN OUR CHURCHES. THERE IS HARDLY A CIVIC ORGANIZATION IN ANY OF THE COMMUNITIES WE SERVE THAT DOES NOT HAVE A BANK OF GRANITE CONNECTION. OUR CUSTOMERS HAVE INVESTED IN US, AND OUR EMPLOYEES ARE RETURNING THAT TRUST AND INVESTMENT BY DOING THEIR PART TO MAKE SURE OUR COMMUNITY IS ALL IT CAN BE. THANK YOU FOR YOUR COMMITMENT.



AMERICA'S PROMISE
THE ALLIANCE FOR YOUTH®

Bank of Granite pulls its weight as a proud partner of America's Promise. Retired General Colin L. Powell is the founding chairman of this worthy alliance for youth.



Bank of Granite CSSR Jeff Prince, left, and Internal Auditor John Williams share a moment with Cody Christenbury, a Granite Falls middle school student who benefits from the Communities in Schools (CIS) program. Prince has been tutoring one hour a week for more than eight years; Williams for four years. Every Bank office in Caldwell County and many of our other offices are actively involved in tutoring and mentoring, putting in literally thousands of volunteer hours each year.



Danny Cassavaugh, a bus mechanic for the Caldwell County School system, was named this year's Bank of Granite Associate of the Year. This award honors non-teaching staff in the Caldwell County schools for outstanding service and effort.


Save first. Spend responsibly.
Bank with friends.
Bank of Granite
AS SOLID AS OUR NAME
Member FDIC

This billboard generated very positive feedback throughout the community. The message is in keeping with our Bank's values and appropriate advice in these difficult financial times.



Becky McLendon, executive secretary, received the Bank's Distinguished Service Award for 2002. She has worked at the bank for 17 years. "Her willingness to help and go beyond the expected every single day distinguishes Becky," says Charles Snipes.

DATE *community first*

TITLE

BOARD OF DIRECTORS

PAGES 7



John A. Forlines, Jr., Chairman



Charles M. Snipes



John N. Bray



Barbara F. Freiman



Paul M. Fleetwood III



Hugh R. Gaither



Boyd C. Wilson

BOARD OF DIRECTORS | 7

John N. Bray
President, Vanguard Furniture Co., Inc.

Paul M. Fleetwood, III
President & Owner, Corporate Management Services, Inc.

John A. Forlines, Jr.
Chairman & CEO,
Bank of Granite Corporation
Chairman, Bank of Granite

Barbara F. Freiman
Fund Raising Consultant

Hugh R. Gaither
President & CEO, Flagship Brands, LLC

Charles M. Snipes
President,
Bank of Granite Corporation
President & CEO,
Bank of Granite

Boyd C. Wilson, Jr.
Vice President of Finance & Administration,
Kincaid Furniture Co.

CORPORATION OFFICERS | 4

John A. Forlines, Jr.
Chairman & CEO

Charles M. Snipes
President

Kirby A. Tyndall
Secretary/Treasurer

Melodie R. Mathes
Assistant Secretary/Treasurer

DIRECTORS EMERITI | 2

Robert E. Cline
President, Cline Realty Co., Inc.

Myron L. Moore, Jr.
Treasurer, Lenoir Mirror Co.



Robert E. Cline



Myron L. Moore, Jr.

DATE *community first*

TITLE

BANK OFFICERS

PAGES 1

BANK OFFICERS | 34

John A. Forlines, Jr.
Chairman

Charles M. Snipes
President & CEO

Ben L. Davis
Senior Vice President

John S. Gabriel, Jr.
Senior Vice President

Kim T. Hutchens
Senior Vice President &
Director of Human Resources

D. Mark Stephens
Senior Vice President &
Chief Information Officer

Kirby A. Tyndall
Senior Vice President &
Chief Financial Officer

Wyman C. Upchurch
Senior Vice President &
Office Administrator

Roy R. Bakewell, Jr.
Vice President

T. Rahn Chase
Vice President

Judy R. Hendrix
Vice President

Teresa F. Martin
Vice President

Donald D. McSwain
Vice President

David J. Paul
Vice President

Gary D. Prewitt
Vice President

Dan F. Stewart
Vice President

Kelly D. Stroud
Vice President

Sheila R. Taylor
Vice President

Peter W. Whitener, Jr.
Vice President

Janet H. Winkler
Vice President

Jonathan M. Blair
Assistant Vice President

Diane L. Cannoles
Assistant Vice President

Jeff F. Clanton
Assistant Vice President

Kelly H. Farr
Assistant Vice President

Michael L. Holland
Assistant Vice President

Beverly M. Fry
Banking Officer

Sherry E. Robertson
Banking Officer

Kris A. Siemer
Banking Officer

Karen C. Stroup
Banking Officer

Nancy L. Summey
Banking Officer

Kathy A. White
Banking Officer

Daniel T. Duggan
Sales & Marketing Officer

Nickey H. Mathes
Senior Auditor

John R. Williams
Auditor

MORTGAGE BANK OFFICERS AND DIRECTORS | 13

Gary L. Lackey
President, CEO
& Director

Pat L. Beyersdorfer
Senior Vice President

Lisa N. Clayton
Senior Vice President

Ruth A. Hudspeth
Senior Vice President

Ginger M. Nelson
Senior Vice President &
Assistant Treasurer

Arthur S. Newton, III
Senior Vice President

Ann C. Tucker
Senior Vice President

Natalie J. Dillard
Vice President

Dixie L. Jones
Assistant Vice President

Jonathan Manili
Assistant Vice President

Donna T. Newton
Assistant Vice President &
Assistant Secretary

Charles M. Snipes
Chairman & Director

Kirby A. Tyndall
Secretary/Treasurer
& Director



PROMOTIONS AND NEW ADDITIONS |

David Paul	Vice President
Beverly Fry	Banking Officer
Roy "Buzz" Bakewell	Vice President

DATE *community first*

TITLE

LOCAL BOARD OF DIRECTORS

PAGES 2

GRANITE FALLS | 10

Rudy L. Snow*
Divisional Manager,
ECR Pharmaceuticals

Claudia D. Bujold
Civic & Community Leader

Dr. T. Eugene Carpenter
Gardner Webb University

Beverly M. Fry
Banking Officer,
Bank of Granite

Barry C. Hayes
Owner,
Hayes & Co.

Larry L. Huffman
Pharmacist & Owner,
Granite Drug Center

Michael M. Mackie
President,
Mackie Furniture Co.

Dr. Dan N. Stallings
Real Estate Development

Linda K. Story
Town Manager,
Granite Falls

Mary Frances B. Sullivan
Civic & Community Leader

HICKORY | 15

Landon B. Lane, Jr.*
Private Investor

J. Steven Brackett
Attorney

Lee G. Brown
President,
LB Enterprises, Inc.

Forest M. Gaines
President,
Gaines Motor Lines, Inc.

Kathryn T. Greathouse
Partner,
Greathouse Construction Co.

Betsey M. Haymond
Realtor, Prudential Hickory
Metro Real Estate

Frances R. Hilton
Civic & Community Leader

James L. Houston, Jr.
Retired Senior Vice President,
Wheat First Butcher Singer

Marie H. Huffman
President & Owner,
Carolina Paving of Hickory, Inc.

Dr. J. Ward Kurad
President,
Vantage SeniorCare Services

Steve M. Mull
Owner & Operator,
Fresh Air Galaxy/Viewmont

David H. Sain
Retired Area General Manager,
Lowe's Companies, Inc.

Kenneth R. Turnmyre
President,
VESCO Industrial Trucks

Wyman C. Upchurch
Senior Vice President,
Bank of Granite

Rosemary Bass Young
President,
Bass-Smith Funeral Home
& Crematory

HUDSON | 11

W. Barry Spicer*
Corporate Risk Manager,
Hickory Springs Manufacturing

James K. Hawkins
Owner & Manager,
Western Electronics Co.

Jimmy D. Hemphill
Retired, Assistant to the President,
Caldwell Community College

Judy R. Hendrix
Vice President,
Bank of Granite

Carolyn A. Icard
Literacy Specialist,
Burke County Schools

William M. Lovelace, Jr.
Retired President,
Hudson Drug Co.

Dr. Paul Moss
Retired Physician

Bryce H. Sherrill
Retired Vice President,
Bank of Granite

Tim R. Sigmon
Manager,
Sigmon's Fashions, Inc.

J. C. Sullivan
President,
Bost Lumber Co.

William R. Warren
Owner,
The Gold Mine



IN MEMORIUM

Joan G. Rogers was a valued member of our Lenoir board for many years. She served our Bank and our community unselfishly and with great enthusiasm. She will be missed.

Joan Rogers 1931 - 2002

DATE community first

TITLE

LOCAL BOARD OF DIRECTORS

PAGES CONT.

LENOIR | 12

Margaret (Peg) Broyhill*
Branch Manager,
First Vice President/Investments,
Wachovia Securities

David W. Barlow
Owner/Broker,
Barlow & Triplett Realty, Inc.

T, Rahn Chase
Vice President,
Bank of Granite

Houston H. Groome, Jr.
Attorney,
Groome, Tuttle, Pike & Blair

Helen P. Hall
Retired School Administrator
Adjunct Instructor,
Appalachian State University

Leslie D. Hines, Jr.
Chairman,
Nelson Oil Company

Dr. F. Ted Holcher
Dentist

William F. Howard III
Vice President
of Human Resources,
Bernhardt Furniture Company

Douglas W. Johnson
Chief Executive Officer,
Blue Ridge Electric
Membership Corporation

Dr. Donald W. Lackey
Retired Veterinarian

Scott R. Ross
Vice President &
General Manager,
Autumn House, Inc.

Dr. Parker T. Williamson
Executive Editor of
PLC Publications,
Chief Operating Officer,
Presbyterian Laymen's Committee

MORGANTON | 10

Dr. Alfred W. Hamer, Jr.*
Obstetrician/Gynecologist

John F. Black, Jr.
President,
Black & Associates

Frank G. Bowers
Owner,
Bowers Insurance Agency

P. Spencer Cash
President,
Mimosa Insurance Agency, Inc.

Le N. Erwin
Owner,
More Lace

Sharon S. Marlow
Owner & Managing Broker,
Sharon Marlow Realty

Robert T. McGimsey
Certified Public Accountant

W. F. (Mac) McIntosh
Retired Educator,
Burke County Public Schools

Gary D. Prewitt
Vice President,
Bank of Granite

Peggy M. Saunders
Attorney

** Denotes Chairman of Local Board*

NEWTON EASTERN CATAWBA | 9

Bob J. McCreary*
President & Owner,
McCreary Modern, Inc.

Larry A. Bowman
Civic & Community Leader

George W. Clark
President & CEO,
Catawba Sox, Inc.

R. Gary Corne
Attorney,
Corne, Corne & Grant

Dr. J. Rick Davis
Principal Owner,
Newton Vision Center

Jerry T. Hodge
Sales Manager,
GDS / Republic Services of NC

Carolyn V. Isenhower
Civic & Community Leader

David B. Radke
President,
InterContinental Corp.

C. Leon Robinson
President,
Robinson Builder's Mart

NEW LOCAL BOARD MEMBERS

P. Spencer Cash	Morganton
Kenneth Turnmyre	Hickory
Dr. Rick Davis	Newton



FINANCIAL OVERVIEW

This discussion is intended to provide a general overview of Bank of Granite Corporation's (the "Company's") performance in 2002 and outlook for 2003. Readers seeking a more in-depth discussion of 2002 are invited to read management's discussion and analysis of 2002 as well as the financial statements and related notes included in the Company's Annual Report on Form 10-K.

THE YEAR 2002 IN REVIEW

Improved net interest income and strong mortgage activity led to a year of higher earnings for the Company in 2002. Earnings of $15,105,300 in 2002 were a 9.4% increase over the $13,808,555 earned in 2001. On a per share basis, earnings rose 12.1% to $1.11 in 2002 compared to $0.99 in 2001.

Because of higher earnings, the Company earned 2.13% on average assets, marking the 17th consecutive year of returns of 2% or greater on average assets. The Company also returned 11.98% on average equity.

TOPIC FACTORS THAT SIGNIFICANTLY AFFECTED 2002 EARNINGS:

- Average loans grew by 9.8%, although interest and fees on loans declined by 9.9% due to lower interest rates.
- Net interest income increased 6.3% as a result of improved net interest margins.
- The Company's mortgage banking subsidiary, GLL & Associates, posted a 37% increase in its net income, due to a strong mortgage activity.
- An increase of 7.7% in net interest and other income and 10.8% growth in other expenses (overhead) produced an efficiency ratio of 42.29%, which means that it cost the Company only 42¢ for every $1 in net interest and other revenues produced.
- During 2002, loan loss provisions decreased 17.2%, but the loan loss reserve coverage increased to 200% of nonperforming loans.
- Through the end of 2002, the Company repurchased 1,087,312 shares of its common stock at an average cost of $17.15 per share.

OUTLOOK FOR 2003

Economists continue to debate whether the United States economy remains in recession or has begun a slow recovery. The Federal Reserve left rates unchanged until the fourth quarter of 2002. The early 2003 economic signals are mixed, and the Federal Reserve has stated its intentions to maintain both sustainable economic growth and price stability. Some economists predict that, should a further economic rate reduction stimulus be necessary, it will likely occur early in 2003. Other economists believe that the economy will strengthen sufficiently to prompt the Federal Reserve to increase rates moderately in the second half of 2003.

After an economic bottom has occurred, banks may continue to experience increases in their levels of nonperforming loans, even into the beginning of the subsequent recovery period. Also, as short-term interest rates become stable, asset-sensitive banks, such as the Company's banking subsidiary, may experience improvement in net interest margins because the interest rates on their fixed-rate sources of funding continue to adjust to the lower rates prevalent in the market.

The Company's balance sheet remains moderately asset-sensitive because of its significant level of variable rate loans. Asset-sensitive means that when interest rates in the overall economy change, interest rates on the Company's variable rate assets, primarily loans, change more rapidly than the interest rates on its deposits. Therefore, when interest rates rise, the Company's interest income rises at a faster pace than the interest expense it pays on its time deposits and other fixed rate funding. Likewise, when interest rates fall, the Company's interest income on loans declines at a faster pace than the interest it pays on time deposits and other fixed-rate funding.

For 2003, the Company anticipates operating in an interest rate environment in which market interest rates will remain fairly stable, and may even rise later in the year. As in previous periods of flat to rising interest rates, the Company anticipates it will continue to adjust both the mix and pricing of its rate-sensitive assets and liabilities so as to improve, to the extent possible, its net interest margin and spreads. In addition, the Company's mortgage subsidiary has historically performed better during periods of lower interest rates due to a favorable housing market, which can serve to partially offset the effects that asset sensitivity may have on net interest income. The Company believes mortgage origination activity will be less favorable in 2003 than in 2002, unless longer term rates decline from the low levels experienced in 2002 or an economic recovery increases the demand for housing.

The Company also plans to continue to grow its loan portfolio and to use both deposit growth and alternative sources to fund them. The Company believes that its credit quality controls remain effective and expects to provide loan loss reserves as are deemed prudent based on its credit quality analysis.

Although 2003 may bring a mixed economic environment, the Company is optimistic regarding its ability to perform under such varying economic circumstances. The Company is excited about its merger with First Commerce Corporation of Charlotte, which is anticipated to close in the second quarter of 2003. The Company plans to continue to diversify and broaden its market and economic base as it seeks sustainable earnings growth for its shareholders.

FORWARD LOOKING STATEMENTS

The discussions presented in this annual report contain statements that could be deemed forward looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements are inherently subject to risks and uncertainties. Forward looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of the Company's customers or vendors, actions of government regulators, the level of market interest rates, and general economic conditions.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Cash and cash equivalents	$ 33,384,612	$ 27,058,013
Investment securities, available for sale	52,264,131	72,664,934
Investment securities, held to maturity	72,660,165	86,520,225
Loans (net of allowances of $8,834,611 in 2002 and $6,426,477 in 2001)	556,539,488	503,984,471
Premises and equipment, net	8,170,150	8,417,070
Accrued interest receivable and other assets	18,996,128	16,745,194
Total assets	$ 742,014,674	$ 715,389,907
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Demand deposits	$ 100,281,675	$ 93,335,500
NOW, money market and savings deposits	199,810,357	148,551,620
Time deposits	247,157,283	280,895,599
Total deposits	547,249,315	522,782,719
Overnight and other borrowings	62,397,720	63,833,441
Accrued interest payable and other liabilities	4,924,797	3,992,431
Total liabilities	614,571,832	590,608,591
Shareholders' equity	127,442,842	124,781,316
Total liabilities and shareholders' equity	$ 742,014,674	$ 715,389,907

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
Interest income	$ 45,710,526	$ 52,284,219	$ 55,269,464
Interest expense	10,802,422	19,443,569	19,172,024
Net interest income	34,908,104	32,840,650	36,097,440
Provision for loan losses	3,492,382	4,216,772	3,893,585
Net interest income after provision for loan losses	31,415,722	28,623,878	32,203,855
Other income	11,397,705	10,140,060	8,033,680
Other expenses	20,316,234	18,342,279	16,778,415
Income before income taxes	22,497,193	20,421,659	23,459,120
Income taxes	7,394,893	6,613,104	7,884,537
Net income	$ 15,102,300	$ 13,808,555	$ 15,574,583
Per share amounts:			
Net income, basic*	$ 1.11	$ 0.99	$ 1.10
Net income, diluted*	1.11	0.99	1.10
Cash dividends*	0.41	0.37	0.34
Book value*	9.56	9.09	8.56

* Amounts for periods prior to May 31, 2002 have been restated to reflect the 5-for-4 stock split paid May 31, 2002.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Bank of Granite Corporation:

We have audited the consolidated balance sheets of Bank of Granite Corporation and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Such consolidated financial statements and our report thereon dated January 24, 2003, expressing an unqualified opinion (which are not included herein) are included in Item 8 of Form 10-K for the year ended December 31, 2002.The accompanying condensed consolidated balance sheets and statements of income (as set forth on page 22) are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated balance sheets and statements of income in relation to the complete consolidated financial statements.

In our opinion, the information set forth on page 22 in the accompanying condensed consolidated balance sheets as of December 31, 2002 and 2001 and the related condensed consolidated statements of income for each of the three years in the period ended December 31, 2002 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

DELOITTE & TOUCHE LLP
Hickory, North Carolina
January 24, 2003

Deloitte & Touche

SHAREHOLDER INFORMATION

COMMON STOCK

Bank of Granite Corporation's common stock trades on The Nasdaq Stock Market® under the symbol GRAN. Price and volume information is contained in the Wall Street Journal and most major daily newspapers in the Nasdaq section under the National Market System listings.

ANNUAL MEETING

The Annual Meeting of the shareholders of the Bank of Granite Corporation will be held at 10:30 am, Monday, April 28, 2003, at the Piedmont Conference Center adjacent to the Holiday Inn, 1385 Lenoir Rhyne Boulevard Southeast, Hickory, North Carolina (located off Interstate 40 at Exit 125).

EQUAL OPPORTUNITY EMPLOYER

It is the policy of Bank of Granite Corporation to treat all employees and applicants for employment without regard to race, creed, color, national origin, sex or age.

COPIES OF FORM 10-K

Copies of the Bank of Granite Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by shareholders at no charge from the Company's Internet site at www.bankofgranite.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing: Kirby A. Tyndall, Secretary/Treasurer, Bank of Granite Corporation, Post Office Box 128, Granite Falls, North Carolina 28630 (email: ktyndall@bankofgranite.com).

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, 908/497-2300 or 800/368-5948. For responses to Frequently Asked Questions ("FAQ's") about stock transfers, dividend payments and other issues, visit our Transfer Agent's web site at www.rtco.com.

DIVIDEND REINVESTMENT

Registered holders of Bank of Granite Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of Bank of Granite Corporation common stock. For an informational folder and authorization form or to receive additional information on this plan, contact Registrar and Transfer Company (see "STOCK TRANSFER AGENT AND REGISTRAR").

SHAREHOLDER INFORMATION

For additional information, contact Melodie R. Mathes, Shareholder Relations, Bank of Granite Corporation, Post Office Box 128, Granite Falls, North Carolina 28630, 828/496-2022, or email mmathes@bankofgranite.com.

INDEPENDENT AUDITORS

Deloitte & Touche LLP, 200 1st Avenue NW, Post Office Box 9197, Hickory, North Carolina 28603.

MARKET INFORMATION

Bank of Granite Corporation serves the people and businesses of the Blue Ridge Foothills and Catawba Valley of North Carolina, which is located approximately 70 miles northwest of Charlotte. This region offers a remarkable quality of life, with both scenic and cultural treasures, to over 300,000 citizens.

GRAN NASDAQ LISTED

DATE *community first*

TITLE

BANK OF GRANITE OFFICES

PAGES 1

MAIN OFFICE

Granite Falls
23 North Main Street
PO Box 128
Granite Falls, NC 28630
828/496-2000
www.bankofgranite.com

BANKING OFFICES

Granite Falls
23 North Main Street
(ATM is located at 56
N. Main Street)
Granite Falls, NC 28630
828/496-2027

Baton (inside Ingles)
2630 Connelly Springs Road
Granite Falls, NC 28630
828/728-1864

Hickory
25 3rd Street NW
Hickory, NC 28601
828/345-6800

Hickory/Springs Road
2220 12th Avenue NE
Hickory, NC 28601
828/345-6888

Hickory/Viewmont
281 14th Avenue NE
Hickory, NC 28601
828/345-6868

Hickory/Long View
2637 1st Avenue SW
Hickory, NC 28602
828/345-6848

Hickory/Mountain View
2900 Highway 127 South
Hickory, NC 28602
828/294-7000

Hudson
537 Main Street
Hudson, NC 28638
828/728-1850

Lenoir/Uptown
707 College Avenue SW
Lenoir, NC 28645
828/757-4040

Lenoir/Hibriten
701 Wilkesboro Boulevard
Lenoir, NC 28645
828/757-4070

Lenoir/Whitnel
1351 Norwood Street SW
Lenoir, NC 28645
828/757-4060

Morganton
201 East Meeting Street
Morganton, NC 28655
828/439-2151

Newton
311 North Main Avenue
Newton, NC 28658
828/466-5060

*Conover Office opening in 2003.

24-hour Banking Machines
Located at all offices

MORTGAGE OFFICES

Winston-Salem
4550 Country Club Rd.
Winston-Salem, NC 27104
336/760-4911
336/760-4915 Fax
www.gll.net

Hickory
315 1st Ave. NW
Hickory, NC 28601
828/345-6850
828/345-6883 Fax

High Point
211 W. Lexington Ave.
Suite 102
High Point, NC 27262
336/887-5438
336/887-5489 Fax

Hilton Head
61 Arrow Road, Suite E
Hilton Head Island, SC 29928
843/842-4550
843/842-4551 Fax

Lenoir
707 College Ave. SW
Lenoir, NC 28645
828/757-4046
828/754-8739 Fax

Morganton
201 E. Meeting St.
Morganton, NC 28655
828/439-2170
828/439-2171 Fax

Newton
311 N. Main Ave.
Newton, NC 28658
828/466-5060
828/464-2322 Fax

Salisbury
315 N. Main St.
Salisbury, NC 28144
704/633-8007
704/633-7803 Fax

Bank of Granite

CORPORATION